Paul, Hastings, Janofsky & Walker LLP Park Avenue Tower 75 East 55th Street First Floor New York, NY 10022 telephone 212-318-6000 • facsimile 212-319-4090 • www.paulhastings.com

Atlanta
Beijing
Brussels
Chicago
Frankfurt
Hong Kong
London
Los Angeles
Milan
New York
Orange County
Palo Alto
Paris
San Diego
San Francisco
Shanghai
Tokyo
Washington, DC
(212) 318-6906
michaelzuppone@paulhastings.com

September 14, 2010	43432.00152
VIA EDGAR AND BY UPS
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Capital Trust, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (as filed on March 2, 2010) Proxy Statement on Schedule 14A (as filed on April 29, 2010) File No. 001-14788
Ladies and Gentlemen:
On behalf of Capital Trust, Inc., a Maryland corporation (the “Company”), we are submitting the attached copy of the Company’s response to the Staff’s comments conveyed in its comment letter, dated August 30, 2010 (the “Comment Letter”). This letter and the attached response were transmitted for filing with the Commission via EDGAR on the date hereof.
If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906.
Sincerely,

/s/ Michael Zuppone

Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
MLZ

Capital Trust, Inc.
Memorandum of Capital Trust, Inc.’s Response to
Comment of the Staff of the Commission Conveyed in a Letter Dated August 30, 2010
The Staff’s comment is reproduced in its entirety below, and the response thereto is set forth in bold after the comment.
Form 10-K for the Fiscal Year Ended December 31, 2009
Financial Statements and Notes
Note 9 — Debt Obligations
Collateralized Debt Obligations, page F-33
Comment 1. We have considered your response to comment three. We note that you do not believe there is a need to record any additional provision for loss against assets that are consolidated and that any breach of a representation or warranty is factored into your impairment analysis of the assets in question. Please clarify whether you would be required to incur any additional expenses during the fulfillment of your recourse obligation. If so, please tell us how you considered the guidance in Topic 450 of the FASB Accounting Standards Codification in determining that a liability for these expenses is not needed. In addition, please define the specific representations and warranties provided and disclose the maximum potential amount of future payments under the recourse obligation. To the extent, there is no limitation or an estimate is not determinable, please state so or describe the reasons why you cannot estimate the maximum potential amount. Reference is made to paragraphs 460-10-50-4(a)(3) and (b) of the FASB Accounting Standards Codification.
Response: We advise the Staff that the additional expense we may be required to incur in connection with the fulfillment of our recourse obligation in the event of a breach of a representation or warranty would be insignificant, if not zero. We have considered the guidance of Topic 450 of the FASB Accounting Standards Codification, and have concluded that due to the nature of the transactions in which the representations and warranties are made, the likelihood of a breach is remote. Accordingly, we have not recorded a liability for such potential expenses.
Exhibit A attached hereto outlines representative examples of the representations and warranties provided in connection with the transfer of assets to our CDOs.
Pursuant to the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification, we will add the disclosure below in future filings:
“When we formed (and reinvested) our four CDOs, we made certain representations and warranties with respect to Capital Trust, Inc. and the loans and securities that we contributed as collateral to these CDOs. In the event that these representations or warranties are proved to be untrue at the time that the respective collateral was contributed, we may be required to repurchase certain of those loans and securities. These representations and warranties generally relate to specific corporate and asset related subjects, including, among other things, proper corporate authorization, compliance with laws and regulations, ownership of the assets, title to, lack of liens encumbering and adequate insurance coverage covering the underlying collateral properties and the lack of existing loan defaults. The maximum potential amount of future payment we may be required to make to repurchase assets is $921.0 million, the current face amount of all loans and securities in our four CDOs. In certain cases, we may be able to reduce the impact of any such purchase obligation through recoveries from the exercise of remedies against the institution from which we acquired the asset and received substantially the same representations and warranties. This potential recoverable amount is not currently estimable and would depend on the nature of the representation and warranty breached and the circumstances under which each asset was transferred to the CDO. Since inception, we have not been required to repurchase any assets nor have we received any notice of assertion of a potential breach of representation or warranty. Any payment required to repurchase a loan or security could materially impact our liquidity.”

Exhibit A
Representations and Warranties Related to Securitized Assets
Representative Examples:
*Note: All representations were made as of the date of transfer, and are industry-standard representations. In most cases we did not originate the securitized assets and therefore would have received substantially the same representations from the originating party.
•	Capital Trust, Inc. (“CT”) is a valid corporation in good standing, with power and authority to own its property and conduct its business

•	CT has full power and authority to execute the Asset Transfer Agreement (the “Agreement”) and to grant, convey, and transfer its interest in the transferred assets

•	The execution of the Agreement has been duly authorized, and will not violate CT’s organizational documents or constitute a default under any material agreements

•	CT is solvent

•	CT has not previously pledged, encumbered, or assigned its right to the transferred assets

•	CT is the sole owner of the transferred assets

•	No consent or approval of any government agency or regulatory body is required in connection with the execution or performance of the Agreement

•	No proceedings are pending against CT by any government agency or regulatory body

•	CT is not in violation of any law or regulation which would adversely affect CT’s ability to perform under the Agreement

•	The Offering Memorandum is true and correct in all material respects

•	With respect to transferred mortgage loan assets:
o	No payments are more than 30 days past-due

o	Mortgage loans represent valid first priority lien upon the mortgaged property

o	No mortgage loans have been canceled, satisfied, or subordinated

o	Each mortgaged property is covered by title insurance

o	All mortgage loan proceeds have been disbursed and there is no obligation for future advances under any mortgage loans

o	Each mortgaged property is required to be insured against fire, acts of God, etc.

o	There are no unpaid taxes on any mortgaged property

o	No mortgaged property is a debtor in any state of bankruptcy

o	Each mortgaged property is free of mechanics’ liens

o	No mortgage loans have existing material defaults, breaches, or events of acceleration

o	Each mortgaged property complies with local zoning laws

o	None of the mortgage loans permit the related mortgaged property to be encumbered without consent of the mortgage holder

o	No actions or legal proceedings exist which might aversely affect title to any mortgaged property

o	Each mortgage loan contains a “due on sale” clause

4